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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: February 28, 2022
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FORM 12b-25	SEC FILE NUMBER
001-32845

CUSIP NUMBER
NOTIFICATION OF LATE FILING	369822 101; 369822 705; 369822 507

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2019

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

General Finance Corporation
Full Name of Registrant

Former Name if Applicable

39 East Union Street
Address of Principal Executive Office (Street and Number)

Pasadena, CA 91103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2019, on May 6, 2019 the Audit Committee of the Board of Directors of General Finance Corporation (the “Company”) determined, after consultation and discussion with Company management and the Company’s independent registered public accounting firm, Crowe LLP, that the Company’s financial statements for the quarters ended September 30, 2018 and December 31, 2018 should be restated. The Audit Committee concluded that the financial statements for the quarters ended September 30, 2018 and December 31, 2018 should be restated to reflect that the valuation of the minimum return provision included in the Company’s convertible notes, which were converted into shares of common stock in September 2018, was not accounted for correctly in that the valuation of $8.9 million prior to the conversion should have been charged through the consolidated statements of operations rather than directly to equity upon the conversion of the convertible notes. Based on the foregoing, the recommendation of management and discussions with the Company’s independent registered public accounting firm, the Audit Committee determined that the financial statements for the quarters ended September 30, 2018 and December 31, 2018 should no longer be relied upon.

In addition, the Company will be amending its assessment over its internal control over financial reporting as of June 30, 2018, March 31, 2018 and December 31, 2018. The Company is working expeditiously to make the related filings as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Charles E. Barrantes	(626)	584-9722
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

General Finance Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2019		By:	/s/ CHARLES E. BARRANTES
Name: Charles E. Barrantes
Title: Executive Vice President & Chief Financial Officer